Offering Statement for Immortal Data Incorporated (“Immortal Data”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Immortal Data Incorporated

   8990 Zia Blvd
   Suite D
   Las Cruces, NM 88007

Eligibility

2. **The following are true for Immortal Data Incorporated:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Arlene Dodds

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/27/2021	Present	Immortal Data Incorporated	Secretary/Chief Marketing Officer
03/24/2011	01/27/2021	Immortal Data Inc	Secretary/Chief Marketing Officer

   Short Bio: Business development expert, responsible for securing strategic opportunities as large as $2.5 billion. She holds a Top-Secret clearance (active) and an Entry on Duty (EOD) with the Department of

Homeland Security (DHS) Cybersecurity and Infrastructure Security Agency (CISA). Co-founder and director of Immortal Data. Work Experience: (https://www.linkedin.com/in/a-dodds/)

Name
Clifford Martin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/24/2011	01/27/2021	Immortal Data Inc	Chairman of Board of directors
01/27/2021	Present	Immortal Data Incorporated	Chairman of Board of directors

Short Bio: Education Ph.D. Physics Pennsylvania State University, State College, PA, Specialization in Molecular Spectroscopy & Laser Spectroscopy and Plasma Physics 1981, B.A. Liberal Arts, St. Johns College, Annapolis, MD, Focused on Mathematics, 1971. Co-founder and Chief Laser Scientist at Taunton Technology Inc., where he invented novel laser detectors. Co-founder and chairman of the board at Immortal Data. Results-driven professional with over thirty years of experience in technology industries. Has held executive leadership roles in product development, business development, and technology growth and development leading to successful company development and revenue growth. Has demonstrated technical expertise, management skills, winning customer interactions, and excellence in cross-functional teamwork. Managed diverse development from high-end lithography to medical laser systems. Recognized problem solver with a broad knowledge base and experience in multi-disciplinary science and engineering. A successful negotiator with international high technology firms. Work Experience: (https://www.linkedin.com/in/clifford-martin-9769032/)

Name
Warren Massey

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2016	01/27/2021	Immortal Data Inc	Chief Security Officer
01/27/2021	Present	Immortal Data Incorporated	Chief Security Officer

Short Bio: Masters Degree in Computer Resources and Information Management (1999) WEBSTER UNIVERSITY, St. Louis, MO Bachelors Degree in History and Government (1995) WEST VIRGINIA UNIVERSITY INSTITUTE OF TECHNOLOGY, Montgomery, WV Warren "Scott" Massey Holds a Security Clearance and is certified to hold Clearances for corporate employees. HIs previous employment included DoD Chief Information Officer (2006), NATIONAL DEFENSE UNIVERSITY, Washington, DC. Work Experience: (https://www.linkedin.com/in/warren-scott-massey-7053158/)

Name
Anita Gale

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/02/2018	04/24/2020	Immortal Data Inc	Senior Engineer
04/25/2020	01/27/2021	Immortal Data Inc	Chief Technical Officer
01/27/2021	Present	Immortal Data Incorporated	Chief Technical Officer

Short bio: Anita Gale has over 40 years of spacecraft engineering experience before retiring, primarily in Space Shuttle Payload and Cargo Integration for Rockwell International and The Boeing Company. Titles included Senior Project Engineer, Associate Technical Fellow, and Project Manager. Responsibilities included cargo manifesting, proposal preparation, IR&D projects, cargo accommodations design for future launch vehicles, process improvements, and process documentation. She is named as co-inventor on three U.S. Patents involving space vehicle cargo interface standardization and containerization. Anita holds a B.S. (1973) and M.S. (1974) in Aeronautics and Astronautics from the University of Washington in Seattle. She later earned a Certificate in Systems Engineering from California Polytechnic University in Pomona, and is All But Dissertation toward a Doctorate of Business Administration from U.S. International University in San Diego. Her volunteer activities include service for AIAA, SWE, and Tau Beta Pi. In 1984, she co-founded Space Settlement Design Competitions (http://spaceset.org) for high school students, which now involve thousands of students annually world-wide in events that emulate the experience of working on an aerospace industry proposal team in the future. Anita is currently CEO of the National Space Society.

Name
Dale Amon

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/27/2021	Present	Immortal Data Incorporated	President and CEO
03/24/2011	01/27/2021	Immortal Data Inc	President and CEO

Short Bio: Senior Engineer at XCOR Aerospace responsible for the Lynx Spaceplane data systems, with a BSEE and graduate work in AI and Cognitive Psychology with Nobel Laureate Dr. Herbert Simon at Carnegie Mellon University. Co-founder, CEO, and director of Immortal Data. Work Experience: (https://www.linkedin.com/in/dale-amon-3a6162/)

Name
James Wolff

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2020	Present	The Space Court Foundation Inc	Director of Development
03/01/2018	Present	Space Initiatives Inc.	Chief Business Officer and co-founder
10/01/2017	Present	Orbital Assembly Corp	Chief Business Officer and co-founder
02/01/2018	01/27/2021	Immortal Data Inc	Chief Visionary Officer
01/27/2021	Present	Immortal Data Incorporated	Chief Visionary Officer
09/01/2018	Present	Sacco & Fillas, LLP	Associate
01/01/2013	01/31/2018	Deep Space Industries Inc.	Co-founder/Director

Short Bio: Mr. Wolff is an attorney and entrepreneur, developing a corporate portfolio of innovative and cutting edge startup companies including 3D printing technology, robotics, commercial space, and more. Mr. Wolff is admitted to the Appellate Division, First Department of New York State. He is a graduate of Johns Hopkins and New York Law School. He is an attorney in the Commercial and Real Estate Litigation Department of a prominent New York law firm, where he specializes in business formation, corporate governance, finance, intellectual property, and real estate law. He is also a volunteer Executive Board Member At-Large for the United Nations Association, serving on the Southern District Division of New York committee where he works with 2030 Sustainable Development Goal Agenda implementation as it relates to emerging technology and space development. He has lectured on emerging technologies, public-private partnerships, and domestic and international regulatory frameworks at institutions such as the New York City Bar Association, M.I.T., the New York County Lawyers Association, the Westchester Bar

Association, the New York State Society of Certified Professional Accountants Litigation committee, and more. His portfolio of companies includes the co-founder of Deep Space Industries, a commercial space company developing asteroid mining spacecraft and advanced smallsat microwave ion propulsion systems. Work Experience: (https://www.linkedin.com/in/jamesanthonywolff/)

Name
James Bennett

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/24/2011	01/27/2021	Immortal Data Inc	Chief Regulatory Officer
01/27/2021	Present	Immortal Data Incorporated	Chief Regulatory Officer

Short bio: Currently a consultant on commercial space flight and applications. He is a Space Fellow of the Economic Policy Centre, London. He co-founded two private launch ventures, Starstruck, Inc., and American Rocket Company (AMROC), which between them revived the hybrid rocket propulsion technology now used in Virgin Galactic's SpaceShipTwo and Sierra Nevada's Dream Chaser. He has served on a number of government advisory bodies dealing with commercial space policy and regulation in the USA and the United Kingdom between 1984 and 2013. Work Experience: (https://www.linkedin.com/in/james-c-bennett-343b371/)

Name
Sunil Ahuja

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2001	Present	Integral Transformation Systems	President/Owner
03/24/2011	01/27/2021	Immortal Data Inc	Treasurer/Chief Financial Officer/COO
01/27/2021	Present	Immortal Data Incorporated	Treasurer/Chief Financial Officer/COO

Short bio: B. Tech in EE from Indian Institute of Technology, Kharagpur, May, 1971, MBA from Indian Institute of Management, Calcutta, May 1973 MSIA from Carnegie-Mellon University, Pittsburgh, PA, May 1979 Brings 35 years of line management, consulting, and experience with a variety of firms, from startups in building automation systems, computer integrated manufacturing, robotics, and object-oriented programming to Fortune 500 companies, including JD Edwards and Deloitte and Touche, in multiple functions. Co-founder and director of Immortal Data. Work Experience: (https://www.linkedin.com/in/sunilahuja/)

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

   None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   INTRODUCTION: Immortal Data presents our patented Distributed Black Box technology which collects, stores, and safeguards data - up to the last seconds of a catastrophic event. Our intent is to provide space-faring platforms with affordable, lightweight, compact, modular hardware/software systems to gather and share sensor data. Configured as a system of systems, our products protect data in the event of failure so it can be recovered for root cause analysis. PROBLEM: Several problems exist that necessitate a new approach: (1) Current black box technology made for aircraft is not going to work in the new space industry. Flight recorders (AKA Black Boxes) on aircraft are heavy and often untraceable in hostile environments. (2) Practices to determine the cause of disasters currently rely on telemetry, debris mapping, and backward simulation to reconstruct the event and determine the cause and responsibility. There was no telemetry at the time of the space shuttle Columbia disaster, answers were tough to find, came late, and at a high cost. (3) Data transmissions from a space vehicle to the ground during the last few seconds are either unclear or insufficient. (4) Orbital assets damaged or destroyed by debris have no records of the event, so neither cause nor liability can be ascertained. SOLUTION: To solve these problems, Immortal Data aims to provide: *GPS receiver to track the trajectory of the device after a catastrophic event. APPROACH: Immortal Data holds the patent for Distributed Black BoxTM technology and that patent has been established through multiple claims. Our competition can offer only traditional black boxes that collect limited data and are expensive, heavy, and hard to recover. We are pursuing a set of interconnected markets. We have established ourselves in those which are technically easiest to support. As our infrastructure matures, we plan to expand into the more challenging markets. PLAN OF OBJECTIVES: Short Term Objectives: August 2021: Complete payload with prototype modules. October 2021: Begin working on contract for KLRU Master plan space operations sections. October 2021: Hand off payload to launch provider July 2021: Conduct a PR campaign to build brand awareness. Currently underway Near Term Objectives: 2022: Conditional to successful capital raise, build initial organization including core product development team, corporate management team, and sales and marketing team. 2022: Continue product development and conduct additional flight tests to ensure the ability of systems to function in actual working conditions. Long Term Objectives: March 2022: Launch prototype system into 100 km vertical trip to test the technology in actual working conditions, in partnership with New Mexico Institute of Technology. 2023: Focus product development on increasing utilization of sensor data stream, continuous improvement of black box technology, and low-cost black box re-entry technology 2023: Intensify sales and marketing efforts to increase sales and market penetration. CURRENT EFFORTS: The

Federal Aviation Administration's Office of Commercial Space Transportation (FAA/AST) awarded grant funding for Immortal Data. New Mexico Institute of Technology chose Immortal Data's data acquisition system to test a new Structural Health monitoring sensor. Our first space-faring payload has been delivered. The NASA Spaceflight Opportunities Office is working with the FAA/AST to fund our payload and others as related to their future needs. The first space launch of our technology is scheduled for November 2021 onboard an Up Aero SL-15 from Spaceport America. IDI is poised to supply technological solutions for future government regulation of the new space industry. As a valued partner of Dubois and King, we are responsible for the Spaceport section of the redesign and expansion of the Las Cruces Airport.

Immortal Data currently has 12 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Immortal Data Incorporated speculative or risky:**
   1. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is

difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

6. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

7. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

8. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

9. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

10. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

11. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the

Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the

Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Immortal Data Incorporated ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Labor, comprised of management and engineering salaries primarily for R&D and business development, to complete development and sales of the products is budgeted at $3,157,675 Additional R&D expenditures (supplies and miscellaneous) are expected to reach $213,758. Test and production equipment is budgeted at $64,177 additionally. This is a new product and technology development company. It is expected that the primary expenditures will be in developing new products and markets for these products, with operations, finance, IT, and Personnel playing supporting roles in this endeavor. Sales and business development including advertising and commissions may require around $490,000. Facility rent housing R&D, assembly, test and office space is estimated at around $69, 500 for this period. Our focus is to develop our products to meet our target market requirements while creating an efficient, nimble company.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$245,000
Management and engineering salaries	$9,510	$3,157,675
Travel	$0	$15,120
Sales and Business Development	$0	$150,000
Office Furniture	$0	$35,148
Outsourced Work/Consulting	$0	$21,132
Operations/Project Management	$0	$8,379
Sales Commissions	$0	$343,450
Legal	$0	$45,360
R&D Expenses	$0	$213,758
Workstations	$0	$35,067
Laptops	$0	$56,479
Office Equipment Including Software & Implementation	$0	$91,650
R&D and Production Equipment	$0	$64,177
Govt Fees	$0	$30,240
IP/Patent Costs and Fees	$0	$75,600
Financing	$0	$37,800
Accounting	$0	$22,680
Audits	$0	$37,800
Taxes	$0	$16,380
Facility Rent	$0	$69,552
Utilities	$0	$2,016
Communication	$0	$10,950
IT	$0	$18,144
Insurance	$0	$65,583
Training	$0	$37,800
Recruitment/Moving Expenses	$0	$82,152
Books and Subscriptions	$0	$6,552
Materials and Supplies	$0	$4,356
Total Use of Proceeds	**$10,000**	**$5,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Immortal Data Incorporated must agree that a transfer agent, which keeps records of our outstanding Class B Netcapital Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $4 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	5,000,000	2,501,000	Yes	Except as may be otherwise provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.
Class B Netcapital Common Stock	2,300,000	0	Yes	Except as may be otherwise provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Bylaws for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Dale Amon, CEO
Amount Outstanding:	$16,739
Interest Rate:	2.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Convertible at the stock price for first funding event. The loans have no set repayment schedule and may be converted for the purchase of stock at the payee's discretion.

Creditor(s):	Anita Gail, CTO
Amount Outstanding:	$42,500
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Convertible at the stock price for first funding event. The loans have no set repayment schedule and may be converted for the purchase of stock at the payee's discretion.

Creditor(s):	Arlene Dodds, CMO
Amount Outstanding:	$3,292
Interest Rate:	0.0%
Maturity Date:	No Maturity Date

Other Material Terms:	Convertible at the stock price for first funding event. The loans have no set repayment schedule and may be converted for the purchase of stock at the payee's discretion.

25. **What other exempt offerings has Immortal Data Incorporated conducted within the past three years?**

Date of Offering:	10/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$300
Use of Proceeds:	Operating Expenses Stock offered to company employees

Date of Offering:	02/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$50
Use of Proceeds:	Operating Expenses Stock offered to company advisor

Date of Offering:	05/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$316
Use of Proceeds:	Operating Expenses Stock offered to company employees

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Anita Gail	CTO	Convertible note	$42,500
Dale Amon	CEO	Convertible note	$16,739
Arlene Dodds	CMO	Convertible note	$3,292

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   Immortal Data Incorporated ("the Company") redomiciled from Virginia to Wyoming on January 27, 2021. Immortal Data, Inc., the predecessor, was a Virginia corporation formed on March 24, 2011, resulting from a conversion from Immortal Data, LLC which was formed in the state of Virginia on September 20, 2010. The purpose of the Company is to do research and develop systems used in spacecraft and other platforms. Currently, the Company is developing a "distributed black box" to be used for data acquisition in spacecraft during flight. The same technology may later be used to acquire and retrieve data from drones, rockets, sea craft, and also from other platforms, such as orbiting facilities and other world or undersea structures. With this raise, the Company plans to allocate funds towards management and engineering salaries, as well as to sales and marketing. The Company believes these activities will result in the traction needed to court venture capital funding. The Company aims to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. The Company's operating expenses for the year ended on December 31, 2021 amounted to $74,804, which resulted in a net loss of $59,829. During the same year, the Company generated revenue of $14,975. The Company's operating expenses for the year ended on December 31, 2020 amounted to $31,236, which resulted in an $18,764 net income. During the same year, the Company received $50,000 via research grant revenue. The Company's operating expenses for the year ended on December 31, 2019 amounted to $6,859, which resulted in a $6,859 net loss. No revenues were generated during this period. On 09/09/2021 the company executed a 1:1000 stock split and changed the par value of shares to $0.001. Additionally, the Company issued 2,526 shares of Class B Netcapital Common Stock for gross proceeds of $10,420 through a Regulation CF Offering via Netcapital during the fourth quarter of 2021. The Offering is still ongoing. The company currently has due $62,901 in convertible related-party debt. At December 31, 2021 the Company had net operating loss carryforwards of $62,872. Income tax expense for the year ended December 31, 2021 was $0. The benefit of the net operating loss carryforward has not been recognized and it is uncertain when the Company will benefit from the losses in the future.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

   CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Immortal Data Incorporated answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: Hello I'm Dale Amon, the CEO of Immortal Data Corporation. I lead a team of very professional people from the aerospace industry who are looking into the problem of how to solve getting data back from the edge of space or from for that matter from any kind of spacecraft or disaster. The ideas came from when I saw the Columbia disaster on TV and in fact saw a videotape that had been taken inside of the shuttle Columbia before the failure. It turns out that that videotape survived all the way to the ground and was actually used by the media. Based on that idea, it struck me that there is a survivability of things from space. There's a problem with its current technology and that it depends on a singular device. There is a large heavy black box, one in the nose and one in the tail of a of an aircraft and you have to find those particular boxes and if those areas of the craft are particularly badly damaged you might lose all of the data. Our patented solution to this for spacecraft, you have lots and lots of small cheap boxes that collect the data. In addition you add a gps signal or receiver to each one of those boxes so that you can track not only the last on microseconds or milliseconds of data but you can also get the opposition of that part of the vehicle during breakup. Now this course is a difficult problem, which is what we're working on now. We needed a way to get the data as well as to store it and as well as make it survivable. So we have a set of products that we are working on right now on one of which we call a micro dac and the idea is we will get data off from whatever source and put it into our survivable enclosures at a price that is reasonable for the new space type of people. We're looking forward to a launch of our own to test some of our equipment. This will be our first space test. It could happen anywhere from November through March, we're getting very close to that and on my left is the actual payload that will fly, it's actually ready to go now. So I'd like to see many of you join us in our efforts to go into space and to make an honest dime in doing so. We are very business oriented we're not a real blue sky operation. We're not doing things that are impossible to do, we're doing things that are are difficult but they are useful to many many people pretty much anything in space that happens could use the products that we are developing. Thank you and astra.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.immortaldata.net

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.